Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 28,	December 29,
	2007	2006
	(In millions, except ratios)
Earnings:
Net income	$214.5	$177.9
Plus: Income taxes	110.1	76.3
Fixed charges	34.5	24.8
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$359.1	$279.0

Fixed Charges:
Interest expense	$28.9	$19.6
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	5.6	5.2

	$34.5	$24.8

Ratio of Earnings to Fixed Charges	10.41	11.25